

March 4, 2013

Via E-mail
Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1350 René-Lévesque Boulevard West
15th Floor
Montréal, Québec
Canada H3G 1T4

> Re: **CGI Group Inc.**
> **Form 40-F for the year ended September 30, 2012**
> **Filed December 20, 2012**
> **File No. 000-29716**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the year ended September 30, 2012

Legal Proceedings, page 32

1.   We note that you recorded a provision of approximately $106 million related to legal claims associated with the Logica acquisition. Please expand your disclosure here and in Note 30 to the consolidated financial statements to discuss the background and current status of the pending litigation. Please provide us with your proposed revisions, or tell why you believe a revision is not necessary.

Consolidated Financial Statements

Note 3. Summary of significant accounting policies

2.   Please disclose your accounting policy as it relates to determination of the allowance for doubtful accounts in future filings. We note from the accounts receivable aging on page 64 that the allowance is insignificant to the balance of accounts receivable, as well as to the balance of past due receivables. We also note that despite a significant increase in accounts receivable, the allowance has decreased year over year. In your response please address whether you have a general reserve, specific reserves, or both, and the methodology used to determine the amount of each type of reserve.

Impairment of PP&E, Intangible Assets and Goodwill, page 17

3.   We note that when evaluating the VIU of operating segments for purposes of goodwill impairment testing, you include estimates about the segments' financial performance over a five year period. In future filings, please explain why you believe this is the most appropriate length of time to be used in the impairment analysis.

Note 24. Investments in subsidiaries, page 43

4.   We note that the $3.3 billion in goodwill recorded as part of the acquisition of Logica exceeds the net assets acquired. Please expand your disclosure to discuss the factors that contributed to a purchase price that resulted in this amount of goodwill.

Management's Discussion and Analysis

2.3. Selected Yearly Information & Key Performance Measures, page 10 of 48

5.   Please provide a reconciliation of net debt to its most comparable IFRS measure in future filings, similar to the reconciliation of Adjusted EBIT presented on page 20 of the MD&A.

4.2. Capital Resources, page 24 of 48

6.   We note from your disclosure in Note 23 to the consolidated financial statements that undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested. Please quantify the amount of cash that is considered to be indefinitely reinvested and describe the limitations of its availability to you in meeting your obligations.

4.3. Contractual Obligations, page 25 of 48

7.   In future filings, please revise your tabular presentation of contractual obligations to include interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant